June 11, 2019

Frank Manning
Chairman and Chief Executive Officer
Zoom Telephonics, Inc.
99 High Street
Boston, Massachusetts 02110

       Re: Zoom Telephonics, Inc.
           Registration Statement on Form S-1
           Filed June 7, 2019
           File No. 333-232027

Dear Mr. Manning:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Robert A. Petitt, Esq.